MedFire Jobs & Expo
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The MedFire Jobs and Expo is a platform specifically serving the needs of job seekers and companies in the Healthcare, Science, Veterinary and Public Safety fields.

We offer a thorough database for companies and organizations to use in recruiting top-tier job candidates in search of great careers. Where job candidates can go straight to the organization they want to work for.

But MedFire offers much more than recruitment:

MedFire Expo is an EDUCATION HUB, providing training for those entering a new challenging field AND continuing education for those seeking to refine skills.

MedFire Expo is a RESOURCE LIBRARY, with industry-related stories, blogs, podcasts, photo journals and more.

MedFire Expo is a CONNECTOR, for job recruitment as well as peer-to-peer connection and collaboration, sharing news, information and research.

MedFire Jobs & Expo is a LAUNCHPAD – a place for organizations to market, advertise and demonstrate their products and services directly to their preferred audiences.

MedFire Jobs & Expo is GLOBAL – offering information, partners and opportunities in the United States and also throughout the world.

Use MedFire Jobs and Expo to find and connect with others who share your dedication to protecting America.

Join the growing MedFire community today.